NF Energy Savings Corporation of America
21 Jia Bei Si Dong Road
Tie Xi Qu
Shenyang, PRC 110021

November 18, 2009

Filed via EDGAR

United States Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549-4631

Attention:	Mr. John Cash, Branch Chief

Re:	NF Energy Savings Corporation of America Form 10-K for the year ended December 31, 2008 File No. 0-50155

Dear Sirs:

We are responding to your comment by letter dated November 5, 2009, sent to NF Energy Savings Corporation of America (“Company”) concerning the above referenced Form 10-K.  We have repeated the staff comments for your convenience, with a written response set forth thereafter.

Form 10-K for the year ended December 31, 2008

Critical Accounting Policies

Accounts receivables, page 21

We note your response to our prior comment related to your accounts receivable. It appears to us that your response indicates that, in substance, your ultimate customer may not be required to pay for your products until after the full inspection of each milestone. Please help us understand if and how you considered this customer acceptance provision in determining the appropriateness of your revenue recognition policy, including your compliance with SAB 104. Also, please tell us what you intend to disclose in future filings regarding the stated terms and the actual terms of your accounts receivable.

Answer:

In response to the above Staff comment, we follow the revenue recognition policy in accordance with SAB 104.

In our business, we currently provide a number of products and services: (a) the sale of energy-saving flow control equipment, (b) the provision of energy-saving project management and sub-contracting services, and (c) the provision of energy-saving reconstruction projects. Our business is conducted in the PRC.

Securities and Exchange Commission
November 18, 2009

(a)	Sale of products

Generally, our energy saving flow control equipment is manufactured to customer specifications that are communicated to us by the customer. The production period is typically from one to six months. Upon completion of production, the customer is required to inspect the finished products at our plant for conformity to the stated requirements and for quality assurance. After inspection and upon acceptance by the customer, we make delivery to the customer, usually within the month.

We recognize revenue from the sale of finished products upon delivery to the customer, at which time the title and risk of loss are fully transferred to the customer.

(b)	Service revenue

Service revenue is primarily derived from energy-saving technical services or project management or sub-contracting services that are not an element of an arrangement for the sale of products. These services are generally billed on a time-cost plus basis. Revenue is recognized, net of taxes, when the service is rendered and accepted by the customers.

(c)	Project revenue

For project revenue, we follow the percentage-of-completion method under SOP 81-1 “Accounting for Performance of Construction-Type and Production-Type Contracts”, to recognize revenue for energy-saving reconstruction projects that require significant modification or customization or installation subject to the customer requirements. Advance payments from the customer and the amount billed to the customer in excess of revenue recognized are recorded as a receipt in advance.

Below is a table setting forth the general payment terms we use for each source of revenue:

	Revenue items	General payment terms:

1.	Sales of products
10% of contract value will be paid by the customer upon signing the contract.
50% of contract value will be paid by the customer after the physical inspection and acceptance (with a credit term from 30 to 90 days).
30 to 35% of contract value will be paid upon the delivery to the customer (with a credit term from 30 to 90 days).
5 to 10% of contract value will be paid within 12 months (from the delivery date) as warranty retention.

2.	Services
10 to 15 % of contract value will be paid by the customer upon signing the contract.
The remaining contract value will be paid by the customer upon the completion (with a credit term from 30 to 90 days).

3.	Projects	Payments based on the achievement of certain milestones negotiated and set forth in the contract

If the Company approves any extension of payment terms under a specific, material contract or payment amount, we will disclose this in the appropriate future report. In addition, we will disclose the amount of accounts receivable for each aging period, which are less than 90 days, which are between 91 and 180 days, and which are between 181 and 360 days, and we also will disclose the percentage that each aging amount compares to the total accounts receivable.

Securities and Exchange Commission
November 18, 2009

In order to better demonstrate our revenue recognition practice, we provide the Staff with the following two examples:

1.	Customer A is one of our long-term customers. We entered into the contract in 2008 as follows:

We signed the sales contract with Customer A on July 3, 2008, with a total contract value of 2,972,700 RMB. Customer A was required to make payment based on a percentage of completion. Once we completed 80% of the total contract, Customer A was to pay 70% of the total contract price. The remaining balance of the contract price was to be paid when the contract was completed.

On July 30, 2008, Customer A paid 2,132,182 RMB, 70% of the total contract price, when we had completed 80% of the contract. In early August 2008, the contract was totally completed; Customer A inspected the products and accepted them. We delivered the products to Customer A on the same day. The remaining amount under the contract was then due.

There was no warranty retention required in this case.

		Milestone payment	Accounting entries
a.	Contract was signed in July 3, 2008.	N/A	N/A

b.	We received the first payment, based upon 80% of completion.	70% of contract value	Dr. Cash (70% of the contract value) Cr. Customer prepayment

c.	We completed 100% of the contract, customer accepted, and products delivered to customer	30% of contract value	Dr. Customer prepayment (70%) Dr. Accounts receivable (30%) Cr. Revenue (100% of contract value)

2.
In July, August and September, 2007, the Company received contracts for three sections of the prominent project “Redirect the water from the Rivers in the South to the North Middle Section Jingshi Section Water Supply Engineering Project” from Customer B. Customer B is a sub-contractor on this infrastructure project. The total amount for the contract was 1,943,595 RMB. The contract required Customer B to make a 10% payment upon signing the contract; Customer B was then required to pay 60% of the total contract price after inspection for conformity and quality and acceptance; when the project installation was completed and the whole system started operating, Customer B was required to pay 25% of the total contract price; the remaining 5% payment was withheld for the product warranty, and the contract requires this to be paid by Customer B within a year of the acceptance of the products.

When the Customer accepted the products after inspection at our plant, the entire risk transferred to the Customer. The installation and settlement was done by an independent installation company, our company only assisted in the installation process on a consulting basis.

Securities and Exchange Commission
November 18, 2009

On June 13, 2007, Customer B paid 10% of the total contract value, amounting to 194,359 RMB. The products for the contract were inspected by Customer B respectively on July 31, 2007, August 30, 2007 and September 30, 2007. The company recognized 100% revenue of each delivery amount when the products were accepted and delivered to Customer B (i.e. The revenue, 100% of the contract value, has been recognized by the last delivery on September 30, 2007.).  On December 19, 2007, Customer B paid the over due payment of 60% of the contract value, equal to 1,166,157 RMB. On March 28, 2008, the project installation was completed and combined system operating test conducted, at which time Customer B then paid 25% of the contract value, equal to 485,899 RMB. In April, 2009, the 5% warranty retention of 97,180 was fully paid. The main reason for the extension of the payment terms for the account receivable was because the project was one of the state government-sponsored infrastructure projects, and Customer B, one of the construction contractors, had to be paid by the local government or state-owned enterprises after the full inspection of each milestone during the development phase. Due to this reason, the interim accounts receivable of the company increased, and had a certain effect on the company’s working capital. Because the aging of the account receivable for this contract was less than 90 days, it did not cause any operating risk for the company.

		Milestone payment	Accounting entries

a.	Contracts were signed on July, August, September 2007	10% of the contract value	Dr: Cash (10% of the contract value) Cr: Customer prepayment (10% of the contract value)

b.*	We completed the products, customer inspected and accepted the products and we delivered the products to customer on dates in July, August and September 2007	N/A	Dr. Customer prepayment (10% of the contract value) Dr: Account receivable (90%of the contract value) Cr: Revenue (100% of the contract value)
c.	Customer paid for inspection	60% of the contract value	Dr: Cash (60% of the contract value) Cr: Account receivable (60% of the contract value)
d.	Complete the whole system installation and operating test March 18, 2008	25% of the contract value	Dr: Cash (25% of the contract value) Cr: Account receivable (25% of the contract value)
e.	Products warranty has been paid back by April 2009	5% of the contract value	Dr: Cash (5% of the contract value) Cr: Account receivable (5% of the contract value)

*The company delivered the products respectively on July 31, August 30 and September 30, 2007. Revenue was recognized on each date of delivery and the overall contract value is recorded as the accounting entry for item b. The entries for each delivery date are as following:

Dr. Customer prepayment (10% of the delivery amount)

Securities and Exchange Commission
November 18, 2009

Dr: Account receivable (90% of the delivery amount)
Cr: Revenue (100% of the delivery amount)

It is important to the company to insure the payment of account receivable. When there is an increase in the accounts receivable of a customer, we will take steps to assess the credit worthiness of the customer and collectiblity of the accounts receivable. As part of the assessment, the company will monitor the size of the accounts receivable, track payments and evaluate the aging of the accounts receivable. Where necessary, we will take steps for collection and pursuit of our legal remedies to attempt collection. For customers with large amounts of accounts receivable, we may take other steps, such as limiting sales and changing payment terms and request forms of security. The company has established an allowance for doubtful accounts. The company checks the account receivables aging on a regular basis, and timely records the customers’ credit capacity to ensure the company's continued healthy development. The company has not had to record write-offs since the establishment of the company. However we cannot guarantee it will not happen in the future. If the event of write-off happens in the future, we will disclose it in the appropriate, corresponding 10K and 10Q report.

In connection with responding to the Staff comments, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely, /s/ Li Hua Wang Li Hua Wang, Chief Financial Officer

cc:	Mindy Hooker, Staff Accountant Anne McConnell, Senior Staff Accountant